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                                                Exhibit 3(ii)(a)


              BOWMAR INSTRUMENT CORPORATION AND SUBSIDIARIES

                               BYLAWS AMENDMENT

        The Board of Directors approved the following resolution at their meeting on February 2, 1996:

        RESOLVED, that Section 1.04 of the Amended and Restated Code of Bylaws of Bowmar Instrument Corporation shall be amended to read as follows:

        SECTION 1.04 FISCAL YEAR. The fiscal year of the Corporation shall begin at 12:01 a.m. Phoenix time on the Sunday, following the Saturday closest to September 30 of each year and end at 12:00 midnight Phoenix time on Saturday closest to September 30 of the next succeeding calendar year.